[EMBRAER NEWS RELEASE LETTERHEAD]  [GRAPHIC OMITTED]


         EMBRAER EXPANDS ITS BUSINESS JET PORTFOLIO

         Embraer launches Very Light Jet and Light Jet

         Sao Jose dos Campos, May 3, 2005 - Embraer today announced it is strengthening its position in the business aviation market with new products and services. The first move to expand its product portfolio is to complement the Legacy offering with jets for the Very Light and Light categories.

         Recently created, the Very Light Jet category is made up of aircraft that carry 6 to 8 people or up to 10,000 pounds. The Light segment, already established, is comprised of jets that commonly transport up to 8 or 9 people.

         The Company will offer a complete range of integrated service solutions that will support the product portfolio expansion. In the near future, Embraer will unveil these solutions that range from sales to full-scale customer support.

         "The Legacy has paved the way for Embraer to build a name in the business aviation market. This has been an enriching experience from which valuable lessons were learned. The accrued knowledge will shape our entrance into the Very Light, Entry and Light Jet segments, keeping Embraer at the forefront of product development and innovation," said Mauricio Botelho, Embraer President and CEO.

         Introduction of Embraer in the Very Light and Light categories was approved by Embraer's Board of Directors in April. The investment in the new jets will total US$ 235 million. This program will be funded by the partners, financial institutions and the Company's own cash generation. Based upon in-depth market assessments, Embraer has estimated demand for approximately 3,000 Very Light, Entry and Light jets over the next decade. This figure does not include the air taxi market.

         "Embraer is committed to making long-term investments in this business to offer revolutionary products and completely integrated solutions to a sophisticated customer base. Our goal is to build a robust business aviation unit and a global infrastructure to support it," said Luis Carlos Affonso, Senior Vice-President for the Corporate Aviation Market.

         The Very Light and Light Jets will be best-in-class. Premium comfort, outstanding performance and low operating cost are key design drivers for these jets.

         They will be designed for high utilization and high availability. The pilot-friendly cockpit and the docile flying qualities of the two new aircraft will enable single-pilot operation and an easy transition for less experienced pilots.

         Embraer's Very Light Jet will carry up to eight people and be powered by Pratt & Whitney Canada's PW617F engine, with 1,615 pounds of thrust. Its range will be 1,160 nautical miles (NBAA IFR reserves with 100 nm alternate) with four people onboard and it will have a maximum operating speed of Mach 0.7. The airplane is designed for a short takeoff distance and is capable of flying at 41,000 feet.

         The Very Light Jet is expected to enter service in mid-2008 and will be priced at $2.75 million in 2005 economic conditions.

         The Light Jet will be powered by P&WC's PW535E engine, with 3,200 pounds of thrust. Comfortably accommodating up to nine people, the Light Jet's range will be 1,800 nautical miles (NBAA IFR reserves with 100 nm alternate) with six people onboard, and it will have a maximum operating speed of Mach 0.78. The airplane is also designed for a short takeoff distance and is capable of flying at 45,000 feet.

         The Light Jet is expected to enter service in mid-2009 and be priced at US$ 6.65 million in 2005 economic conditions.


                             [PHOTOGRAPHS OMITTED]

                 Embraer launches Very Light Jet and Light Jet

         Embraer Image Gallery
         ---------------------

         Visit the new Embraer Image Gallery at www.Embraer.com

         Note to Editors
         ---------------

         Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa:
         EMBR3 and EMBR4) is the world's leading manufacturer of Commercial jets up to 110 seats with 35 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global airline, Defense and Corporate markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in China, France, Portugal, Singapore and the United States. Embraer is among Brazil's leading exporting companies. As of March 31, 2005, Embraer had a total workforce of 16,409 people, including the employees of recently acquired OGMA in Portugal, and its firm order backlog totaled US$ 9.9 billion.

         -----------------------------------------------------------------------

         This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations.
         The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.
         -----------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
PRESS OFFICES     Headquarters                   North America              Europe, Middle East and Africa

                  Rosana Dias                    Doug Oliver                Stephane Guilbaud          Catherine Fracchia
                  rosana.dias@embraer.com.br     doliver@embraer.com        sguilbaud@embraer.fr       cfracchia@embraer.fr
                  Cel:  (+55 12) 9724 4929       Tel:  (+1 954) 359 3414    Cel:  (+33 0) 67522 8519   Cel:  (+33 0) 67523 6903
                  Tel:  (+55 12) 3927 1311       Tel:  (+1 954) 232 9560    Tel:  (+33 0) 14938 4455   Tel:  (+33 0) 14938 4530
                  Fax:  (+55 12) 3927 2411       Fax:  (+1 954) 359 4755    Fax:  (+33 0) 14938 4456   Fax:  (+33 0) 14938 4456